Amendment No. 2
The Sportsman's Guide, Inc.
Common Stock, $.01 par value
CUSIP Number  848907 20 1

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CUSIP NO. 848907 20 1
Item 1:   Reporting Person -  Leonard M. Paletz
Item 2:   (b) Disclaims membership in a group
Item 3:
Item 4:   United States
Item 5:   0
Item 6:   204,816
Item 7:   0
Item 8:   204,816
Item 9:   0
Item 10:  204,816
Item 11:  4.3%
Item 12:  IN

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Item 1.

     (a)  Name of Issuer

          The Sportsman's Guide, Inc.

     (b)  Address of Issuer's Principal Executive Offices

          411 Farwell Avenue, South St. Paul, MN 55075

Item 2.

     (a)  Name of Person Filing

          Leonard M. Paletz

     (b)  Address of Principal Business Office

          4740 S. Ocean Boulevard, Apt. 814, Highland Beach,
          Florida  33487

     (c)  Citizenship

          United States

     (d)  Title of Class of Securities

          Common Stock, $.01 par value

     (e)  CUSIP Number

          848907 20 1

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          Not Applicable

Item 4.   Ownership

     (a)  Amount Beneficially Owned

          204,816

     (b)  Percent of Class

          4.3%

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    (c)  Number of Shares as to which the Person has:

           (i)  Sole power to vote or to direct the vote

                0

          (ii)  Shared power to vote or to direct the vote

                204,816

          (iii) Sole power to dispose or to direct the disposition of

                0

          (iv) Shared power to dispose or to direct the disposition of

                204,816

Item 5.   Ownership of Five Percent or Less of a Class

          The reporting person has ceased to be the beneficial owner of more than five percent of the Class of Securities.

Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person

          Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent
          Holding Company

          Not applicable

Item 8.   Identification and Classification of Members of the Group

          Not applicable

Item 9.   Notice of Dissolution of Group

          Not applicable

Item 10.  Certification

          Not applicable

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                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              LEONARD M. PALETZ
                              Leonard M. Paletz

Date:  February 12, 1999